Hollysys Automation Technologies Announces a US $18.75 Million SCADA Contract Win of Beijing Subway Line 14

Beijing, China – December 20, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract with Beijing Metro Construction and Administration Corporation to supply the integrated surveillance control and data acquisition system (SCADA) to Beijing Subway Line 14, valued at approximately USD 18.75 million or RMB 118.8 million.

Beijing subway line 14 is an “L” type mass transit subway line connecting northeast and southwest of Beijing, with 37 stations and 47.4 km in total length. The Phase I is scheduled to be completed in 2013 and the whole line in commercial operation by the end of 2014.

Pursuant to the terms of the contract, Hollysys will supply the turn-key solution of SCADA system based on its proprietary MACS-SCADA software platform, including software platform, system design, application development, hardware integration, installation, testing, maintenance and services. Hollysys will also provide its proprietary large scale PLC to its PSCADA (Power SCADA) and EMCS (Electrical and Mechanical Control System) applications.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, “We are pleased to have signed the contract of supplying our proprietary SCADA systems to Beijing Subway Line 14, following numerous successful applications such as Beijing Subway Line 13, Shenzhen Subway Line 1 and 2, Beijing Yizhuang Line, and Beijing Subway Line 8. This contract win will enable the first ever application of our proprietary PLC products in rail transportation industry, which is largely dominated by Rockwell, Siemens, and Schneider. This contract win, together with recent win in HK railway, further validates our well-established proprietary capability in both domestic and international rail market. We will continue to leverage on our proprietary technology to further penetrate the rail transportation market both in China and internationally, to create long-term value for our shareholders.”

About Beijing Metro Construction and Administration Corporation
Beijing Metro Construction and Administration Corporation is a wholly state owned corporation approved by the Beijing municipal government mainly for the construction of new subway lines. The company’s operational management includes structural and construction design, tender procurement, implementation, acceptance testing, and commissioning for the subway projects. Beijing Metro Construction and Administration Corporation has completed the construction for Beijing Subway Line 1, 2, 4, 5, 8, 10 and 13, Beijing Subway Batong Line, Beijiing Subway Yizhuang Line, Beijiing Subway Fangshan Line, Beijiing Subway Changping line, Beijiing Subway Daxing Line and etc., with total operation length reaching 336 km. Currently Beijing Metro Construction and Administration Corporation is constructing Beijing Subway Line 6, 7, 9, 14 and etc. It is the largest subway construction company in China.

Hollysys Automation Technologies, Ltd. December 20, 2011	Page 2

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com